弘茂企业海外上市合同书

2008 年 9 月

企业海外上市合同书

甲方：广东弘茂实业有限公司

地址：广州市天河区黄埔大道７６号富力赢隆广场4002室

电话：37667560

法定代表人：向刚　　　　　　　职务：董事长

乙方：加中展望环保有限公司 FUTURE CANADA CHINA

ENVIRONMENT INC. (U.S.A.)

法定地址：114W. Magnolia st. suite＃437 Bellingham, WA 98225

U.S.A.

法定代表人：Jessica Chiang　　职务：总裁

委托代理人：邝健彬　　　　　　职务：副总裁

甲乙双方经过友好协商，就乙方协助甲方到北美上市事宜达成一致，订立合同如下；

一、甲乙双方同意采用国际上通行的"借壳上市"方法，即甲方以合同方式收购乙方的公司股权，实行资产重组。乙方协助甲方在美国纳斯达克创业板证券市场挂牌上市，公开发行股票。

二、甲乙双方在确认前述办法的前提之下，签署正式的收购合同。

三、在签署收购合同以后，双方要对收购公司和被收购公司进行双向核查，包括各自的经营历史、经营背景和公司

负债情况等。

四、在正式收购之前，甲乙双方均要获得双方股东认同的收购和被收购而签署的文件。

五、甲方要向乙方提供经过审计的企业基本情况和资产情况报告。

六、甲方要提供经过审计的二年以来，企业财务情况报告。

七、甲方要提供未来五年的发展计划报告(商业计划书)。

八、甲方要提供企业增资扩股计划报告，说明资金用途和产生的经济效益。

九、上述文件均为中英文两种文本。

十、甲方承担美国审计师按照美国上市标准的审计程序，符合美国上市要求而进行的审计工作，所发生的费用，共计１００万元人民币。

十一、乙方根据甲方的行业特点委托北美证券交易委员会认定的注册审计师、证券律师编制"海外上市计划书"。

十二、乙方委托在北美注册的证券商和公关公司公开募股，承销股票上市进行交易。

十三、乙方承担用于甲方在美国上市境外所发生的费用，包括聘请证券律师，审计师，保荐人及顾问费用等。

十四、并购完成，甲方要重新在中国境内变更登记为外资企业，把所募集外汇资金注入企业的发展项目。



十五、执行本合同时双方均不得有意违约，损害对方的利益，一旦发生有意损害对方利益的，受损一方有权要求违约方赔偿经济损失。

十六、在执行本合同时，如果发生争执，可以先行协商解决，或者请求仲裁机构调解。如果协商和调解均不能解决争执时，可以诉诸法律，任何一方均有权向法院提起诉讼。

十七、在本合同有效期内，如果发生由于不可抗力，致使合同无法执行时，本合同自动失效。

十八、本合同未尽事宜，双方可以继续协商，对达成的协议可以作为本合同附件，与本合同具有同等效力。

十九、本合同经双方代表签字即生效。有效期从 2008 年 9 月 18 日至 2 009 年 2 月 30 日止完成并购工作，如果任何一方造成完不成并购，要承担对方在并购中发生的所有费用。

二十、本合同以中文为文本，一式两份，具有同等效力。

二十一、本合同签字地点为中国广州市。

甲方代表： 乙方代表： 鄺健梆



2008 年 9 月 18 日